As filed with the Securities and Exchange Commission on May 7, 2008

Registration No. 333-10058

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

DELTA GALIL INDUSTRIES LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ISRAEL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of amended and restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, 17

soliciting material

and 18

(v)  The sale or exercise of rights

Articles number 13, 14, 15, and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 30, 1999, as amended and restated as of _____________, 2008 among Delta Galil Industries Ltd., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, May 7, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value of NIS 1.00 each, of Delta Galil Industries Ltd.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Delta Galil Industries Ltd. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tel Aviv, Israel on May 7, 2008.

DELTA GALIL INDUSTRIES LTD.

By:  /s/ Aviram Lahav
Name: Aviram Lahav
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on May 7, 2008.

________________________________

/s/ Steven Lockcuff

Name: Isaac Dabah

Name: Steven Lockcuff

Chairman of the Board

Title: VP Finance

(authorized U.S. representative)

/s/ Israel Baum

/s/ Yossi Hajaj

Name: Israel Baum

Name: Yossi Hajaj

Director

Title: Senior Vice President and Chief Financial Officer

(principal accounting and financial officer)

/s/ Gideon Chitayat

/s/ Aviram Lahav

Name: Gideon Chitayat

Name: Aviram Lahav

Director

Title: Chief Executive Officer

(principal executive officer)

________________________________

Name: Noam Lautman

Director

/s/ Leora Meridor

Name: Leora Meridor

Director

/s/ Itzhak Weinstock

Name: Itzhak Weinstock

Director

/s/ Giora Morag

Name: Giora Morag

Director

________________________________

Name: Amnon Neubach

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

     1

Form of Deposit Agreement dated as of March 30, 1999,

as amended and restated as of _____________, 2008 among

Delta Galil Industries Ltd., The Bank of New York as

Depositary, and all Owners and holders from time to time

of American Depositary Receipts issued thereunder.